UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower 1 Garden Road Central Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the businesses in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Results of Operations and Financial Condition

Following this cover page are the unaudited consolidated financial results for the three months and six months ended September 30, 2010 of China Cord Blood Corporation (the “Company”).

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2010

	March 31,	September 30,
	2010	2010
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	280,835	338,641	50,615
Accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB8,016; September 30, 2010: RMB10,073)	61,349	56,609	8,461
Inventories	5,070	6,491	970
Prepaid expenses and other receivables	13,137	10,848	1,621
Deferred tax assets	3,443	4,441	664
Total current assets	363,834	417,030	62,331
Property, plant and equipment, net	250,491	246,756	36,882
Non-current prepayments	151,138	7,260	1,085
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2010: RMB9,181; September 30, 2010: RMB15,976)	176,874	211,360	31,591
Inventories	29,637	31,527	4,712
Intangible asset, net	26,297	25,812	3,858
Available-for-sale equity securities	48,475	51,462	7,692
Other investment	-	137,729	20,586
Deferred tax assets	288	506	76
Total assets	1,047,034	1,129,442	168,813

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	6,726
Accounts payable	5,410	6,657	994
Accrued expenses and other payables	22,475	20,643	3,086
Deferred revenue	36,074	53,370	7,977
Amounts due to related parties	2,977	720	107
Income tax payable	4,098	6,920	1,034
Total current liabilities	116,034	133,310	19,924
Deferred revenue	93,155	118,601	17,727
Other non-current liabilities	15,978	20,859	3,118
Deferred tax liabilities	2,259	836	125
Total liabilities	227,426	273,606	40,894

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 66,743,693 shares and 66,997,200 shares issued and outstanding as of March 31 and
September 30, 2010, respectively	46	46	7
Additional paid-in capital	719,329	727,911	108,797
Accumulated other comprehensive income/(loss)	2,221	(12,853)	(1,921)
Retained earnings	87,290	126,859	18,962
Total shareholders’ equity	808,886	841,963	125,845
Noncontrolling interests	10,722	13,873	2,074
Total equity	819,608	855,836	127,919
Total liabilities and equity	1,047,034	1,129,442	168,813

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2009 and 2010

	Three months ended September 30,			Six months ended September 30,
	2009	2010		2009	2010
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	63,897	82,682	12,358	121,826	154,378	23,074
Direct costs	(17,632)	(19,154)	(2,863)	(33,888)	(36,406)	(5,441)
Gross profit	46,265	63,528	9,495	87,938	117,972	17,633
Operating expenses
Research and development	-	(1,794)	(268)	-	(3,337)	(499)
Sales and marketing	(9,470)	(11,684)	(1,746)	(16,512)	(21,774)	(3,254)
General and administrative	(12,651)	(20,856)	(3,117)	(24,227)	(40,312)	(6,024)
Total operating expenses	(22,121)	(34,334)	(5,131)	(40,739)	(65,423)	(9,777)
Operating income	24,144	29,194	4,364	47,199	52,549	7,856
Other income/(expense), net
Interest income	1,723	1,587	237	2,755	4,038	604
Interest expense	(657)	(672)	(100)	(1,117)	(1,278)	(191)
Exchange gain	451	827	124	563	590	88
Impairment loss on available-
for-sale equity securities	-	-	-	(21,566)	-	-
Others	83	774	116	377	890	132
Total other income/(expense), net	1,600	2,516	377	(18,988)	4,240	633
Income before income tax	25,744	31,710	4,741	28,211	56,789	8,489
Income tax expense	(6,367)	(8,112)	(1,213)	(12,141)	(14,222)	(2,126)
Net income	19,377	23,598	3,528	16,070	42,567	6,363
Income attributable to noncontrolling
interests	(1,391)	(1,616)	(242)	(2,676)	(2,998)	(448)
Income attributable to redeemable
noncontrolling interests	(347)	-	-	(347)	-	-
Net income attributable to
shareholders	17,639	21,982	3,286	13,047	39,569	5,915

Net income per share:
Attributable to ordinary shares
-Basic	0.29	0.33	0.05	0.12	0.59	0.09
-Diluted	0.27	0.33	0.05	0.11	0.58	0.09

Attributable to redeemable
ordinary shares
-Basic	N/A	N/A	N/A	0.92	N/A	N/A
-Diluted	N/A	N/A	N/A	0.92	N/A	N/A

Other Events

On November 24, 2010, the Company issued a press release announcing unaudited consolidated financial results for the three months and six months ended September 30, 2010. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 24, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 24, 2010